FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release dated April 23, 2003 announcing that NTT DoCoMo has agreed to extend a shareholder loan to Hutchison 3G UK Holdings Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 23, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

For Immediate Release

DoCoMo to Extend a Shareholder Loan to Hutchison 3G UK Holdings Limited

TOKYO, JAPAN, April 23, 2003 — NTT DoCoMo, Inc. (“DoCoMo”) announced today that after careful consideration of the necessity of a funding request from Hutchison 3G UK Holdings Limited (“H3G UK”), in which it holds a 20% equity interest, the loan conditions proposed by H3G UK and the provisions of the H3G UK Shareholders Agreement between DoCoMo and Hutchison Whampoa Limited (“HWL”), DoCoMo will meet H3G UK’s request for a shareholder loan advancement of £200 million.

Also, as part of DoCoMo’s 3G global strategy, DoCoMo today signed an agreement for the purpose of mutual cooperation in the provision of 3G services with Hutchison Whampoa Limited (“HWL”), the parent company of both H3G UK and Hutchison 3G HK Holdings Limited (“H3G HK”), in which DoCoMo has a 24.1% interest, in order to develop and promote 3G services based on W-CDMA technology by DoCoMo, H3G UK and H3G HK.

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager of International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

Reference:

1. Outline of the Shareholder Loan

(1) DoCoMo’s contribution:	£200 million

(2) Application:	Investment in H3G UK’s 3G network and contribution to the company’s business operating expenses

(3) Term:	10 years

(4) Interest:	LIBOR + spread

*LIBOR (London Interbank Offered Rate)

2. Outline of the Mutual Cooperation

(1) Areas of Cooperation:	Cooperation with H3G UK and H3G HK in the following areas:
Technology / Network
Services
Sales

(2) Members:	DoCoMo, HWL, H3G UK and H3G HK